SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.             )

D.R. HORTON, INC.

(Name of Subject Company (Issuer))

D.R. HORTON, INC.

(Name of Filing Persons (Offeror))

Zero Coupon Convertible Senior Notes due 2021

(Title of Class of Securities)

23331A AH 2

(CUSIP Number of Class of Securities)

Samuel R. Fuller

c/o D.R. Horton, Inc.

1901 Ascension Blvd., Suite 100

Arlington, TX 76006

(817) 856-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Irwin F. Sentilles, Esq.

Gibson, Dunn & Crutcher LLP

2100 McKinney Ave., Suite 1100 Dallas, TX 75201

(214) 698-3100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$213,320,379.49	$17,257.62

*	Calculated solely for purposes of determining the filing fee. The purchase price of the Zero Coupon Convertible Senior Notes due 2021, as described herein, is $559.73 per $1,000 principal amount at maturity outstanding. As of March 26, 2003, there was $381,113,000.00 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $213,320,379.49.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $80.90 for each $1,000,000 of the transaction valuation.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the appropriate boxes to designate any transactions to which this statement relates:
☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) is filed by D.R. Horton, Inc., a Delaware corporation (the “Company”), and relates to the offer to purchase the Zero Coupon Convertible Senior Notes due 2021 issued by the Company on May 11, 2001 (the “Securities”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice, dated March 31, 2003 (the “Company Notice”), and the related offer materials filed as Exhibits (a)(1)(B) to (d)(2) to this Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Option”). The Securities were issued pursuant to the Indenture, dated as of June 9, 1997, by and between the Company and American Stock Transfer & Trust Company, as Trustee, as supplemented by the Eleventh Supplemental Indenture, dated as of May 11, 2001 (the “Indenture”).

The Option will expire at 5:00 p.m., New York City time, on May 12, 2003. This Schedule TO-I is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The Company is the issuer of the Securities and is offering to purchase all of the Securities pursuant to the terms of the Indenture. The Securities are convertible into shares of common stock, par value $0.01 per share, of the Company. The Company’s principal executive offices are at 1901 Ascension Blvd., Suite 100, Arlington, Texas 76006, its telephone number is (817) 856-8200, and its Internet website address is www.drhorton.com. Information on the Company’s Internet website is not part of this Schedule TO-I. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option is incorporated by reference into this Schedule TO-I.

Item 10. Financial Statements

(a) The Company believes that its financial condition is not material to a Security holder’s decision whether to put the Securities to the Company because the consideration being paid to holders of surrendering Securities consists solely of cash, the Option is not subject to any financing conditions, the Option applies to all outstanding Securities and the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b) Not applicable.

Item 11. Additional Information

(a) Not applicable.

(b) Not applicable.

Item 12. Exhibits

(a)(1)(A)	Company Notice to Holders of its Zero Coupon Convertible Senior Notes due 2021, dated March 31, 2003.

(a)(1)(B)	Form of Purchase Notice relating to the D.R. Horton, Inc. Zero Coupon Convertible Senior Notes due 2021.

(a)(1)(C)	Form of Notice of Guaranteed Delivery of D.R. Horton, Inc. Zero Coupon Convertible Senior Notes due 2021.

(a)(1)(D)	Form of Notice of Withdrawal of D.R. Horton, Inc. Zero Coupon Convertible Senior Notes due 2021.

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees relating to the D.R. Horton, Inc. Zero Coupon Convertible Senior Notes due 2021.

(a)(1)(F)	Form of Letter to Clients relating to the D.R. Horton, Inc. Zero Coupon Convertible Senior Notes due 2021.

(a)(1)(G)	Form of Substitute Form W-9.

(a)(1)(H)	Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.

(a)(5)	Press Release issued by D.R. Horton, Inc. on March 31, 2003.

(b)	Not applicable.

(d)(1)

Indenture, dated as of June 9, 1997, by and between D.R. Horton, Inc. and American Stock Transfer & Trust Company, incorporated by reference to Exhibit 4.1(a) to Registration Statement on Form S-3 (File No. 333-27521) as filed with the Securities and Exchange Commission on May 21, 1997.

(d)(2)

Eleventh Supplemental Indenture, dated as of May 11, 2001, by and between D.R. Horton, Inc. and American Stock Transfer & Trust Company, incorporated by reference to Exhibit 4.1(a) to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 14, 2001.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

D.R. HORTON, INC.

By:	/s/ Samuel R. Fuller
Samuel R. Fuller Executive Vice President, Treasurer and Chief Financial Officer

Dated:  March 31, 2003

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Company Notice to Holders of its Zero Coupon Convertible Senior Notes due 2021, dated March 31, 2003.

(a)(1)(B)	Form of Purchase Notice relating to the D.R. Horton, Inc. Zero Coupon Convertible Senior Notes due 2021.

(a)(1)(C)	Form of Notice of Guaranteed Delivery of D.R. Horton, Inc. Zero Coupon Convertible Senior Notes due 2021.

(a)(1)(D)	Form of Notice of Withdrawal of D.R. Horton, Inc. Zero Coupon Convertible Senior Notes due 2021.

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees relating to the D.R. Horton, Inc. Zero Coupon Convertible Senior Notes due 2021.

(a)(1)(F)	Form of Letter to Clients relating to the D.R. Horton, Inc. Zero Coupon Convertible Senior Notes due 2021.

(a)(1)(G)	Form of Substitute Form W-9.

(a)(1)(H)	Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.

(a)(5)	Press Release issued by D.R. Horton, Inc. on March 31, 2003.

(b)	Not applicable.

(d)(1)

Indenture, dated as of June 9, 1997, by and between D.R. Horton, Inc. and American Stock Transfer & Trust Company, incorporated by reference to Exhibit 4.1(a) to Registration Statement on Form S-3 (File No. 333-27521) as filed with the Securities and Exchange Commission on May 21, 1997.

(d)(2)

Eleventh Supplemental Indenture, dated as of May 11, 2001, by and between D.R. Horton, Inc. and American Stock Transfer & Trust Company, incorporated by reference to Exhibit 4.1(a) to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 14, 2001.

(g)	Not applicable.

(h)	Not applicable.